SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Extraordinary General Shareholders’ Meeting” dated on July 02, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Announces the Extraordinary General Shareholders’ Meeting

July 02, 2003 (2 pages)

For more information, contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.net.br

(São Paulo, Brazil – July 02, 2003) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the Extraordinary General Shareholders’ Meeting to be held on August 05, 2003, at 11:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

I.	Deliberate about contracting the companies Atento Brasil S.A., to provide the services of call center, and Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., to render administrative services among several areas.

II.	Modifications of the Company’s bylaws:

a)	Cancellation of 803,447,299 shares held in Treasury, of which 721,629,917 are common shares and 81,817,382 are preferred shares, originated from the reimbursements to dissident shareholders of the resolutions taken in the General Shareholders’ Meetings related to the incorporation of Companhia Telefônica da Borda do Campo – CTBC and CETERP – Centrais Telefônica de Ribeirão Preto S.A. by the Company, without reduction of the capital stock, since those reimbursements were charged to the capital reserve. Therefore, modify the article 5 of the Company’s bylaws to reflect the new shareholder structure.

b)	Create a new position in the Executive Board, the Vice Presidency of Financial Planning, thus being necessary to modify the wording of articles 20 and 23 of the Company’s bylaws related to the composition of the Executive Board and the attributions of its members, respectively.

c)	Remove the line (i) of article 9 related to the requirement of the previous approval of the General Shareholders’ Meeting to celebrate long-term contracts between the Company or its subsidiaries, on one side, and the controller shareholder or his related companies, on the other side, when such contracts do not obey uniformed clauses. Therefore, the article 9 will have the following wording:

“Art. 9. It is mandatory to submit for the previous approval of the General Shareholders’ Meeting the signature of contracts of management services, including technical support, with foreign entities related to the controlling shareholder of the Company. In these cases, the preferred shareholders will have voting rights.

Sole Paragraph: Besides the issues referred in the heading of the article, the preferred shareholders will have voting rights (i) for the election of 1 (one) member of the Board of Directors, in separate voting, and (ii) in the deliberations related to the modifications of the Company’s bylaws that aim to remove the right of election, in separate voting of the preferred shareholders, of a member of the Board of Directors.”

III.	Approve the consolidated bylaws.

In accordance with the article 10 of the Company’s bylaws, the preferred shareholders will have voting rights in the discussion and approval of the issues presented in items “I” and “II-c” above.

GENERAL INSTRUCTIONS

A)	The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 16th floor, São Paulo-SP, Secretaria Geral, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on August 01, 2003 at 11:00 hours;

B)	The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity no more than 96 (ninety six) hours before the date of the Meeting;

C)	The relevant information regarding the agenda for discussion is available to all the shareholders in the aforementioned address and time schedule (Law 6404/76, article 135, paragraph 3).

São Paulo, July 02, 2003

Fernando Xavier Ferreira

Chairman, Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: July 02, 2003.	By: /S/ CHARLES E. ALLEN

Name: Charles E. Allen
Title: Investor Relations Director